Sun Life Financial declares quarterly dividends on Common and Preferred Shares payable in Q1 2016

TORONTO – (February 10, 2016) – The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced a quarterly dividend of $0.39 per common share, payable March 31, 2016, to shareholders of record at the close of business on March 2, 2016. This is the same amount as paid in the previous quarter.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on March 31, 2016, to shareholders of record at the close of business on March 2, 2016:

Series 1	$0.296875
Series 2	$0.30
Series 3	$0.278125
Series 4	$0.278125
Series 5	$0.28125
Series 8R	$0.142188
Series 9QR	$0.115433
Series 10R	$0.24375
Series 12R	$0.26563

Dividends payable to participants in the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") are used to purchase common shares either from treasury or in the open market, at our discretion. Commencing with the dividends payable on March 31, 2016, and until further notice, common shares acquired under the Plan will be purchased by the Plan agent on the open market. Participants in the Plan are hereby notified that the Amended and Restated Offering Circular for the Plan has been amended to reflect that open market purchases may be made through the facilities of the Toronto Stock Exchange and though the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2015, the Sun Life Financial group of companies had total assets under management of $891 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com